[SCOR letterhead]



                                                     Paris, July 29, 2005



Via Facsimile and EDGAR

Office of Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Attention: Jim B. Rosenberg


         RE: Staff Comment Letter dated July 25, 2005 with respect to the Form 20-F for the year ended December 31, 2004 of SCOR
              ------------------------------------------------------------


Dear Mr. Rosenberg,

I refer to the Staff's Comment Letter dated July 25, 2005 with respect to the Form 20-F for the year ended December 31, 2004 of SCOR (the "Company").

The Company is currently in the process of reviewing the Staff's comments with its actuarial and accounting teams (at the Company and at each of the Company subsidiaries (the "Group")), as well as with its external counsel and independent auditors.

While the Company has already begun to gather the necessary information in order to respond to the Staff's comments, due to the nature of the information required from the Group, the Company has determined that it will need at least one month to gather and prepare, and approximately one month to analyze and validate the information detailed below as part of the preparation of a response to the Staff's comments.

                  o The Company must obtain detailed information notably with respect to actuarial calculations and reserves from each of its subsidiaries, and review and analyze such information with the appropriate persons at each of such subsidiaries;

                  o The Company must perform certain actuarial calculations at the Group level, and construct the appropriate models in order to perform such calculations ; and

                  o The Company will then need to properly prepare and validate the answers to your questions.

The Company notes that its disclosures to the investing public are of utmost importance to the Company, and the Company's corporate governance practices reflect such importance. Accordingly, pursuant to the governing principles (Reglement Interieur) of the Company's Board of Directors and Accounts and Audit Committee, it is necessary for the Company's Accounts and Audit Committee to give appropriate consideration to the Staff's comments and the Company's responses to such comments prior to their submission to the Staff. Due to factors beyond the Company's control, it is not possible to convene a meeting of the Company's Accounts and Audit Committee prior to its next scheduled meeting at the end of August. Therefore, it is unlikely that the Company's Accounts and Audit Committee can give appropriate consideration to the matters at hand prior to such time.

The Company notes the Staff's request that a response to its comments be filed by the Company prior to August 8, 2005. However, in light of the foregoing, the Company respectfully submits that it will be unable to file its response prior to such date. The Company hereby respectfully submits to the Staff's consideration the filing of its response to the Staff's comments prior to September 30, 2005.

I would be happy to discuss any of the foregoing at your convenience, and can be reached at 011-33-1-46-98-71-42.

I appreciate the Staff's assistance in this matter.

Sincerely,


/s/ Marcel Kahn

Marcel Kahn
Group Chief Financial Officer


cc:  Securities and Exchange Commission
       Joseph Roesler
       Joel Parker


     Skadden, Arps, Slate, Meagher & Flom LLP
       Adrian Deitz
       Armand Grumberg
       Natalie Milani